Exhibit 99.1

NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FOURTH QUARTER AND FULL YEAR 2024 RESULTS Fourth Quarter 2024 Financial Performance achieves outlook: • Revenue of $651 million propelled by strong growth in instant ticket and draw game sales across geographies • Income from continuing operations of $116 million with associated margin of 17.9% • Generated Adjusted EBITDA of $290 million and an Adjusted EBITDA margin of 44.5%, reflecting strong performance of core, recurring business and increased investment in growth initiatives Full Year 2024 Financial Performance achieves outlook: • Revenue of $2.5 billion driven by instant ticket and draw game sales in the U.S. & Canada and Italy • Income from continuing operations of $271 million with associated margin of 10.8% • Delivered Adjusted EBITDA of $1.17 billion; Adjusted EBITDA margin of 46.6% reflects compelling margin structure associated with pure play lottery business • Consolidated cash from operations of $1.03 billion including $689 million from continuing operations; strong consolidated free cash flow of $659 million, with over 80% generated by continuing operations • Strong core, recurring business provides solid foundation for 2025 LONDON – February 25, 2025 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2024. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below. "2024 was a year of momentous transformation with the conclusion of our strategic review and the announced sale of our Gaming & Digital business for $4.05 billion in cash," said Vince Sadusky, CEO of IGT. "Our unmatched capabilities in developing world-class Lottery solutions and innovative game content support several important investments to drive long-term growth and shareholder returns. We are well-positioned to continue strengthening our global lottery leadership." "We delivered solid financial results in 2024, including robust cash flow generation to invest in the business, reduce debt, and return capital to shareholders," said Max Chiara, CFO of IGT. "Our core, recurring business has a compelling low-to-mid single digit growth profile and provides a solid foundation as we head into our next CapEx cycle aimed at securing our portfolio and extending its duration to more than eight years." 1 IGT

Overview of Fourth Quarter and Full Year 2024 Results

All amounts from continuing operations	Quarter Ended December 31, 2024	Quarter Ended December 31, 2023	Y/Y Change	Constant Currency Change	Year Ended December 31, 2024	Year Ended December 31, 2023	Y/Y Change	Constant Currency Change
($ in millions, except per share data)								
GAAP Financials:								
Revenue	**651**	**681**	**(4)%**	**(2)%**	**2,512**	**2,529**	**(1)%**	**—%**
Operating income	**179**	**197**	**(9)%**	**(8)%**	**686**	**752**	**(9)%**	**(8)%**
Operating Income margin	*27.4%*	*29.0%*			*27.3%*	*29.7%*		
Income from continuing operations	**116**	**73**	**60%**		**271**	**265**	**2%**	
Income from continuing operations margin	*17.9%*	*10.7%*			*10.8%*	*10.5%*		
Earnings per share — diluted	**$0.40**	**$0.19**	**112%**		**$0.57**	**$0.57**	**—%**	
Net cash provided by operating activities	**199**	**295**	**(33)%**		**689**	**916**	**(25)%**	
Cash and cash equivalents	**584**	**508**	**15%**		**584**	**508**	**15%**	
Non-GAAP Financial Measures:								
Adjusted EBITDA	**290**	**316**	**(8)%**	**(7)%**	**1,170**	**1,214**	**(4)%**	**(3)%**
Adjusted EBITDA margin	*44.5%*	*46.4%*			*46.6%*	*48.0%*		
Adjusted earnings per share — diluted	**$0.22**	**$0.54**	**(59)%**		**$0.67**	**$0.95**	**(29)%**	
Free cash flow	**154**	**253**	**(39)%**		**540**	**769**	**(30)%**	
Net debt	**4,777**	**5,163**	**(7)%**		**4,777**	**5,163**	**(7)%**	

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Select 2024 & Recent Key Highlights

- Announced $4.05 billion sale of Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc.; expected to close by the end of the third quarter of 2025
- Awarded seven-year facilities management contract with Colorado Lottery; recently executed 10-year Lottery and iLottery contract in Luxembourg
- Executed meaningful Lottery facilities management contract extensions, including nine years with Tennessee Education Lottery, 10 years with North Carolina Education Lottery, 12 years in Lithuania, and three years in Mississippi and Virginia; recently awarded seven-year extension in Germany
- Momentum in securing instant ticket service contracts with three-year primary printing contract in Portugal, five-year award in Spain, and three-year extension with FDJ in France

Fourth Quarter 2024 Financial Highlights

Revenue of $651 million, down 4% compared to $681 million in the prior-year period, mainly due to comparisons with record product sales revenue in the prior year; current year period represents the second highest quarter for product sales revenue in Company history

- Strong instant ticket and draw game same-store sales growth across jurisdictions; Italy up 7.0%, 3.9% normalized for same number of selling days

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• Elevated U.S. Multi-state Jackpot activity in the prior year inclusive of LMA incentive impact (which is recognized in Other service revenue) • Higher central system software license, terminal, and instant ticket services in the prior year • Negative impact of foreign currency rates Operating income of $179 million compared to $197 million in the prior year, primarily driven by the items affecting Adjusted EBITDA as noted below, partially offset by lower restructuring costs Income from continuing operations of $116 million versus $73 million in the prior-year period; income from continuing operations margin of 17.9% compared to 10.7% in the prior year • Improvement in net interest expense primarily due to lower average borrowings on committed bank facilities and the refinancing of a senior-secured note at a lower coupon • Foreign exchange gain versus foreign exchange loss in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt • Increased provision for income taxes primarily driven by higher pre-tax income and a discrete tax item, partially offset by foreign exchange gains that are taxable in a low-tax jurisdiction in the current year versus the impact of non-deductible foreign exchange losses in the prior year Adjusted EBITDA of $290 million versus $316 million in the prior year; Adjusted EBITDA margin of 44.5% compared to 46.4% in the prior-year period • High profit flow through from same-store sales growth offsets elevated U.S. Multi-state Jackpot activity in the prior year and increased investments in the business including personnel costs and project costs supporting contract renewal and extension activity in the current year • Elevated product sales and more favorable product mix in the prior year • Negative impact of foreign currency rates Diluted earnings per share of $0.40, versus $0.19 in the prior year primarily driven by the after-tax impact of foreign currency gains versus foreign currency losses in the prior year, partially offset by a higher effective tax rate; Adjusted diluted earnings per share of $0.22 versus $0.54 in the prior year driven by lower operating income and higher provision for income taxes Full Year 2024 Financial Highlights Revenue of $2.5 billion, in line with the prior-year period • Strong same-store sales growth led by a 4.1% increase in Italy • Elevated U.S. Multi-state Jackpot activity in the prior year inclusive of LMA incentive impact (which is recognized in Other service revenue) • Increased other service revenue related to non-wager-based service contracts in Europe • Multi-year central system software license and higher terminal sales in the prior year, partially offset by higher instant ticket services in the current year • Negative impact of foreign currency rates Operating income of $686 million versus $752 million in the prior-year period, primarily driven by the items affecting Adjusted EBITDA as noted below, and higher restructuring costs Income from continuing operations of $271 million compared to $265 million in the prior-year period; income from continuing operations margin of 10.8% compared to 10.5% in the prior year • Foreign exchange gain versus foreign exchange loss in the prior-year period, principally related to the impact of fluctuations in the EUR/USD exchange rate on debt • Increased provision for income taxes primarily driven by higher pre-tax income and a discrete tax item, partially offset by foreign exchange gains that are taxable in a low-tax jurisdiction in the current year versus the impact of non-deductible foreign exchange losses in the prior year 3

Adjusted EBITDA of $1.17 billion compared to $1.21 billion in the prior-year period; Adjusted EBITDA margin of 46.6% versus 48.0% in the prior year • Italy same-store sales growth offset by U.S. multi-state jackpot activity in the prior year and increased investments in the business including personnel costs and project costs supporting contract renewal and extension activity in the current year • Elevated product sales and more favorable product mix in the prior year • Lower legal costs partially offset by increased investment in cloud initiatives Diluted earnings per share of $0.57, versus $0.57 in the prior year primarily driven by the after-tax impact of foreign currency gains versus foreign currency losses in the prior year, partially offset by a higher effective tax rate and restructuring costs; Adjusted diluted earnings per share of $0.67 compared to $0.95 driven by lower operating income and higher provision for income taxes Consolidated cash from operations of $1.03 billion versus $1.04 billion in the prior-year period; cash from operations from continuing operations of $689 million compared to $916 million in the prior-year period primarily related to the timing of tax payments Net debt of $4.8 billion versus $5.2 billion at December 31, 2023, including an approximate $140 million benefit from fluctuations in the EUR/USD exchange rate; net debt leverage of 2.4x pro forma for $2 billion committed debt reduction following the closing of the Gaming & Digital sale transaction Cash and Liquidity Update Total liquidity of $1.9 billion as of December 31, 2024; $584 million in unrestricted cash and $1.4 billion in additional borrowing capacity Other Developments The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Record date of March 11, 2025 • Payment date of March 25, 2025 Introducing Full Year 2025 Expectations Strong, core recurring business provides solid foundation for 2025: • Revenue of $2.55 - $2.65 billion, up low-mid single digits ◦ Global same-store sales up low-single-digits ◦ Higher product sales, driven by sustainable instant ticket services growth ◦ H1'25 impacted by an estimated $40 - $50 million from lower U.S. Multi-state Jackpot activity and associated LMA incentives, accounting for lower expected revenue in Q1'25 versus Q1'24 • Adjusted EBITDA of $1.10 - $1.15 billion ◦ Flow-through of lower U.S. Multi-state Jackpot activity and associated LMA incentives referenced above ◦ $25 million of increased investment in the business (contract rebids and extensions, cloud-based solutions, network optimization), which are mostly concentrated in H1'25 and are expected to deliver future capital expenditure efficiencies ◦ Q1'25 Adjusted EBITDA down approximately $70 million, primarily on lower U.S. Multi-state Jackpot activity and associated LMA incentives, in addition to unfavorable product mix and investment in the business; in the balance of the year, Adjusted EBITDA is aligned with the prior year, including growth in H2'25 • Net cash used in operating activities of approximately $300 million ◦ Includes €800 million (approximately $850 million) related to first two installments of Italy Lotto upfront license fee (reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities) 4

◦ Ex-Lotto license fee and compared to FY'24, cash flow performance impacted approximately one-third by the lower forecasted Adjusted EBITDA and two-thirds by the timing of certain working capital items • Capital expenditures of approximately $450 million; reflects increased investments related to contract wins, extensions, and upcoming bids Earnings Conference Call and Webcast February 25, 2025, at 8:00 a.m. EST To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. (the "Buyer"). These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the sale of Gaming & Digital to the Buyer, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, Adjusted EBITDA, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under 5 applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. 6

Constant currency is a non-GAAP financial measure that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Outlook for Fiscal 2025 and Guidance Policy Strong, core recurring business provides solid foundation for 2025: • Revenue of $2.55 - $2.65 billion, up low-mid single digits ◦ Global same-store sales up low-single-digits ◦ Higher product sales, driven by sustainable instant ticket services growth ◦ H1'25 impacted by an estimated $40 - $50 million from lower U.S. Multi-state Jackpot activity and associated LMA incentives, accounting for lower expected revenue in Q1'25 versus Q1'24 • Adjusted EBITDA of $1.10 - $1.15 billion ◦ Flow-through of lower U.S. Multi-state Jackpot activity and associated LMA incentives referenced above ◦ $25 million of increased investment in the business (contract rebids and extensions, cloud-based solutions, network optimization), which are mostly concentrated in H1'25 and are expected to deliver future capital expenditure efficiencies ◦ Q1'25 Adjusted EBITDA down approximately $70 million, primarily on lower U.S. Multi-state Jackpot activity and associated LMA incentives, in addition to unfavorable product mix and investment in the business; in the balance of the year, Adjusted EBITDA is aligned with the prior year, including growth in H2'25 • Net cash used in operating activities of approximately $300 million ◦ Includes €800 million (approximately $850 million) related to first two installments of Italy Lotto upfront license fee (reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities) ◦ Ex-Lotto license fee and compared to FY'24, cash flow performance impacted approximately one-third by the lower forecasted Adjusted EBITDA and two-thirds by the timing of certain working capital items • Capital expenditures of approximately $450 million; reflects increased investments related to contract wins, extensions, and upcoming bids The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted. 7

Contact Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Matteo Selva, Italian media inquiries, +39 366 6803635 James Hurley, Investor Relations, +1 (401) 392-7190 8

Select Performance and KPI data (In $ millions, unless otherwise noted)

	Q4'24	Q4'23	Y/Y Change	Constant Currency Change[1]	FY'24	FY'23	Y/Y Change	Constant Currency Change[1]
Revenue								
Service								
Instant ticket & draw wager-based revenue	511	500	2%	4%	1,989	1,957	2%	2%
U.S. multi-state jackpot wager-based revenue	26	33	(21)%	(21)%	101	130	(22)%	(22)%
Upfront license fee amortization	(46)	(47)	2%	—%	(189)	(189)	—%	—%
Other	101	107	(6)%	(3)%	462	460	—%	1%
Total service revenue	**591**	**592**	**—%**	**2%**	**2,363**	**2,358**	**—%**	**—%**
Product sales	**60**	**89**	**(32)%**	**(28)%**	**149**	**171**	**(13)%**	**(10)%**
Total revenue	**651**	**681**	**(4)%**	**(2)%**	**2,512**	**2,529**	**(1)%**	**—%**
Income from continuing operations	**116**	**73**	**60%**		**271**	**265**	**2%**	
Operating income	**179**	**197**	**(9)%**	**(8)%**	**686**	**752**	**(9)%**	**(8)%**
Adjusted EBITDA[1]	**290**	**316**	**(8)%**	**(7)%**	**1,170**	**1,214**	**(4)%**	**(3)%**
Same-store sales growth (%) at constant currency (wager-based growth) [2]								
Global								
Instant ticket & draw games	3.9%	(0.1%)			1.1%	1.5%		
U.S. multi-state jackpots	(20.2%)	(28.7%)			(22.1%)	10.9%		
Total	**1.8%**	**(3.5%)**			**(0.8%)**	**2.3%**		
U.S. & Canada								
Instant ticket & draw games	2.2%	(0.9%)			(0.5%)	0.5%		
U.S. multi-state jackpots	(20.2%)	(28.7%)			(22.1%)	10.9%		
Total	**(0.7%)**	**(5.8%)**			**(3.3%)**	**1.7%**		
Italy								
Instant ticket & draw games	**7.0%** [3]	**2.9%**			**4.1%** [3]	**6.6%**		
Rest of world								
Instant ticket & draw games	**5.6%**	**(1.1%)**			**3.3%**	**(1.0%)**		

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[2] Same-store sales represents the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

[3] 3.9% and 2.9% in Q4'24 and FY'24, respectively, when normalized for the same number of selling days

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	Q4'24	Q4'23	Y/Y Change	Constant Currency Change[(1)]	FY'24	FY'23	Y/Y Change	Constant Currency Change[(1)]
<u>Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix)[(2)]</u>								
Global								
Instant ticket & draw games	4.3%	1.7%			1.8%	3.8%		
U.S. multi-state jackpots	(20.6%)	(27.7%)			(22.9%)	12.1%		
Total	**(2.7%)**	**(0.9%)**			**0.2%**	**4.2%**		
U.S. & Canada								
Instant ticket & draw games	2.9%	(0.4%)			(0.5%)	1.0%		
U.S. multi-state jackpots	(20.6%)	(27.7%)			(22.9%)	12.1%		
Total	**(0.6%)**	**(5.9%)**			**(3.8%)**	**2.5%**		
Italy								
Instant ticket & draw games	**5.4%**	**3.7%**			**3.6%**	**6.5%**		
Rest of world								
Instant ticket & draw games	**3.1%**	**(0.3%)**			**0.8%**	**0.3%**		
Revenue (by geography)								
U.S. & Canada	307	348	(12)%	(10)%	1,223	1,260	(3)%	(2)%
Italy	251	241	4%	7%	968	934	4%	4%
Rest of world	93	92	2%	4%	321	335	(4)%	(4)%
Total revenue	**651**	**681**	**(4)%**	**(2)%**	**2,512**	**2,529**	**(1)%**	**—%**

[(1)] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[(2)] Same-store revenue represents the change in same-store sales net of contract mix

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International Game Technology PLC

Consolidated Statements of Operations

($ and shares in millions, except per share amounts)

Unaudited

	For the three months ended December 31,		For the year ended December 31,	
	2024	2023	2024	2023
Service revenue	591	592	2,363	2,358
Product sales	60	89	149	171
Total revenue	**651**	**681**	**2,512**	**2,529**
Cost of services	320	313	1,227	1,207
Cost of product sales	46	53	117	112
Selling, general and administrative	94	95	393	407
Research and development	11	10	45	37
Restructuring	—	12	39	13
Other operating expense, net	2	—	5	—
Total operating expenses	**473**	**483**	**1,826**	**1,777**
Operating income	**179**	**197**	**686**	**752**
Interest expense, net	46	54	206	207
Foreign exchange (gain) loss, net	(75)	52	(52)	44
Other non-operating expense, net	2	4	11	13
Total non-operating (income) expenses	**(27)**	**110**	**165**	**264**
Income from continuing operations before provision for income taxes	206	88	521	488
Provision for income taxes	89	15	250	223
Income from continuing operations	**116**	**73**	**271**	**265**
Income (loss) from discontinued operations, net of tax	136	(46)	238	43
Net income	**253**	**27**	**508**	**307**
Less: Net income attributable to non-controlling interests from continuing operations	34	35	154	149
Less: Net income attributable to non-controlling interests from discontinued operations	1	—	6	2
Net income (loss) attributable to IGT PLC	**217**	**(7)**	**348**	**156**
Net income from continuing operations attributable to IGT PLC per common share - basic	0.41	0.19	0.58	0.58
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.40	0.19	0.57	0.57
Net income (loss) attributable to IGT PLC per common share - basic	1.08	(0.04)	1.73	0.78
Net income (loss) attributable to IGT PLC per common share - diluted	1.07	(0.04)	1.71	0.77
Weighted-average shares - basic	202	200	202	200
Weighted-average shares - diluted	204	200	204	203

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International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited December 31, 2024 2023 Assets Current assets: Cash and cash equivalents 584 508 Restricted cash and cash equivalents 120 146 Trade and other receivables, net 468 403 Inventories, net 113 110 Other current assets 114 141 Assets held for sale 4,765 816 Total current assets 6,165 2,123 Systems, equipment and other assets related to contracts, net 581 622 Property, plant and equipment, net 85 74 Operating lease right-of-use assets 102 103 Goodwill 2,650 2,678 Intangible assets, net 89 87 Other non-current assets 606 835 Assets held for sale — 3,943 Total non-current assets 4,113 8,342 Total assets 10,278 10,465 Liabilities and shareholders’ equity Current liabilities: Accounts payable 718 643 Current portion of long-term debt 208 — Short-term borrowings — 16 Other current liabilities 619 561 Liabilities held for sale 1,142 472 Total current liabilities 2,687 1,691 Long-term debt, less current portion 5,153 5,655 Deferred income taxes 170 178 Operating lease liabilities 83 88 Other non-current liabilities 125 129 Liabilities held for sale — 771 Total non-current liabilities 5,530 6,821 Total liabilities 8,217 8,513 Commitments and contingencies IGT PLC’s shareholders’ equity 1,652 1,443 Non-controlling interests 409 510 Total shareholders’ equity 2,061 1,952 Total liabilities and shareholders’ equity 10,278 10,465 12

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended For the year ended December 31, December 31, 2024 2023 2024 2023 Cash flows from operating activities Net income 253 27 508 307 Less: Income (loss) from discontinued operations, net of tax 136 (46) 238 43 Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations: Amortization of upfront license fees 49 50 198 199 Depreciation 44 42 171 176 Amortization 8 10 33 40 Stock-based compensation 7 5 38 34 Deferred income taxes (25) (65) (36) (36) Foreign exchange (gain) loss, net (75) 52 (52) 44 Other non-cash items, net 5 3 14 14 Changes in operating assets and liabilities, excluding the effects of dispositions: Trade and other receivables (96) (32) (85) (55) Inventories 6 16 (5) (21) Accounts payable 70 71 88 82 Accrued interest payable 29 34 (16) — Accrued income taxes 42 12 45 111 Other assets and liabilities 17 24 23 63 Net cash provided by operating activities from continuing operations 199 295 689 916 Net cash provided by operating activities from discontinued operations 107 104 341 125 Net cash provided by operating activities 307 400 1,030 1,040 Cash flows from investing activities Capital expenditures (45) (43) (149) (147) Other investing activities, net (1) (4) — (3) Net cash used in investing activities from continuing operations (47) (47) (150) (151) Net cash used in investing activities from discontinued operations (41) (57) (207) (242) Net cash used in investing activities (87) (104) (357) (393) Cash flows from financing activities Net (repayments of) proceeds from Revolving Credit Facilities (56) 131 (175) 609 Net (payments of) proceeds from short-term borrowings (27) (43) (16) 13 Principal payments on long-term debt — (339) (500) (801) Proceeds from long-term debt — — 556 — Net receipts from financial liabilities 76 67 24 1 Dividends paid (40) (40) (161) (160) Dividends paid - non-controlling interests — — (159) (151) Return of capital - non-controlling interests (18) (18) (73) (74) Other financing activities, net (3) (4) (32) (28) Net cash used in financing activities from continuing operations (69) (246) (536) (592) Net cash used in financing activities from discontinued operations (12) (21) (50) (46) Net cash used in financing activities (81) (267) (586) (638) Net increase in cash and cash equivalents and restricted cash and cash equivalents 138 29 87 10 Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents (37) 13 (51) (11) Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 674 697 739 740 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 775 739 775 739 Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations 71 86 71 86 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations 704 653 704 653 Supplemental disclosures of cash flow information for continuing operations: Interest paid 18 20 221 208 Income taxes paid 72 68 241 149 13 ----------------- ----------------- ----------------- ----------------- ----------------- ----------------- ----------------- ----------------- ----------------- ===== ===== ===== ===

International Game Technology PLC Net Debt ($ in millions) Unaudited December 31, 2024 2023 6.500% Senior Secured U.S. Dollar Notes due February 2025 — 499 4.125% Senior Secured U.S. Dollar Notes due April 2026 748 747 3.500% Senior Secured Euro Notes due June 2026 777 826 6.250% Senior Secured U.S. Dollar Notes due January 2027 748 747 2.375% Senior Secured Euro Notes due April 2028 517 550 5.250% Senior Secured U.S. Dollar Notes due January 2029 746 745 4.250% Senior Secured Euro Notes due March 2030 513 — Senior Secured Notes 4,050 4,113 Euro Term Loan Facilities due January 2027 619 876 Revolving Credit Facility A due July 2027 157 207 Revolving Credit Facility B due July 2027 328 458 Long-term debt, less current portion 5,153 5,655 Euro Term Loan Facilities due January 2027 208 — Current portion of long-term debt 208 — Short-term borrowings — 16 Total debt 5,361 5,671 Less: Cash and cash equivalents 584 508 Net debt 4,777 5,163 Note: Net debt is a non-GAAP financial measure 14

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures (Unaudited, $ in millions) For the three months ended December 31, For the year ended December 31, 2024 2023 2024 2023 Income from continuing operations 116 73 271 265 Provision for income taxes 89 15 250 223 Interest expense, net 46 54 206 207 Foreign exchange (gain) loss, net (75) 52 (52) 44 Other non-operating expense, net 2 4 11 13 Operating income 179 197 686 752 Depreciation 44 42 171 176 Amortization - service revenue (1) 49 50 198 199 Amortization - non-purchase accounting 6 6 23 23 Amortization - purchase accounting 2 3 9 16 Restructuring — 12 39 13 Stock-based compensation 7 5 38 34 Other 2 — 5 — Adjusted EBITDA 290 316 1,170 1,214 (1) Includes amortization of upfront license fees Cash flows from operating activities - continuing operations 199 295 689 916 Capital expenditures (45) (43) (149) (147) Free Cash Flow 154 253 540 769 15

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended December 31,						For the year ended December 31,					
	2024			2023			2024			2023		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.40			0.19			0.57			0.57
Adjustments:												
Foreign exchange (gain) loss, net	(0.37)	0.01	(0.38)	0.26	(0.04)	0.30	(0.25)	0.02	(0.27)	0.22	(0.04)	0.25
Amortization - purchase accounting	0.01	—	0.01	0.02	—	0.01	0.05	0.01	0.03	0.08	0.02	0.06
Discrete tax items	—	(0.18)	0.18	—	—	—	—	(0.19)	0.19	—	—	—
Restructuring	—	0.01	(0.01)	0.06	0.02	0.04	0.19	0.06	0.13	0.07	0.02	0.04
Other (non-recurring adjustments)	0.01	—	0.01	—	—	—	0.03	—	0.02	0.02	—	0.02
Net adjustments			(0.19)			0.35			0.10			0.38
Adjusted EPS from continuing operations attributable to IGT PLC - diluted			**0.22**			**0.54**			**0.67**			**0.95**
Reported effective tax rate			43.4 %			17.0 %			48.0 %			45.8 %
Adjusted effective tax rate			42.1 %			7.6 %			44.3 %			39.7 %
Adjusted EPS weighted average shares outstanding *(in millions)*			204 [2]			203 [2]			204 [2]			203 [2]

[1] *Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction*

[2] *Includes the dilutive impact of share-based payment awards*

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